NEWS RELEASE
Kelso Technologies Inc.
(The “Company” or “Kelso”)	February 19, 2015

Canada:TSX: KLS
United States: NYSE MKT: KIQ

BUSINESS UPDATE

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that growth opportunities for Kelso remain strong despite recent downturns in the crude oil industry and recent train derailments.

Demand for new tank cars from other sectors such as the chemical and fertilizer industries continue to keep our prospects for OEM growth in 2015 on schedule.  This coupled with the demands of the new retrofit regulations from the Pipeline and Hazardous Materials Safety Administration of the United States due on May 12, 2015 are expected to keep our internal budgets and expectations on target for the foreseeable future.

Going forward we have positioned the Company to capitalize on all demands for our rail tank car equipment.  Our success has been fueled by our policy of building the quality of our business through fair trade practices; and the demonstrated merits and economic value of our products.  We have serviced the industry’s needs thoroughly and carefully which has led to the trust and confidence of regulators, customers and other stakeholders to meet their technology needs.

Our financial health and business capability remains very strong.  We continue to develop our brand as a successful innovator and reliable supplier of the products required by the railroad industry.  Our commercial products are performing well and our field trial initiatives for our new products are in the process of regulatory approval.

Although we have many challenges ahead, many of which are beyond our control, we remain optimistic about our position in the railroad industry and the prospects of our business development and financial performance.

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport.  Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.  The Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue and increased concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that growth opportunities for Kelso remain strong despite recent downturns in the crude oil industry and recent train derailments; our prospects for OEM growth in 2015 are on schedule; the Company is positioned to handle all demands for our products; our internal budgets and expectations are on target for the foreseeable future; we are optimistic about our position in the railroad industry and prospects of our business development and financial performance; and the Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; we may not be able to grow and sustain anticipated revenue streams, as regulatory requirements may change to our detriment or competitors may offer better or cheaper products. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street North Delta, BC, V4C 6V1 www.kelsotech.com